United States
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-54629
GMCI Corp.
(Exact name of registrant as specified in its charter)
Level 1 Tower 1 Avenue 3 The Horizon
Bangsar South City
 Kuala Lumpur, Malaysia 59200
60-3-2242-2259
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)
NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: 206
Pursuant to the requirements of the Securities Exchange Act of 1934, GMCI Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: July 11, 2017	BY:	/s/ Calvin Chin
		Name: Title:	Calvin Chin Chief Executive Officer